UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Global Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

37946R109

(CUSIP Number)

Edward J. Faneuil

P.O. Box 9161

800 South St.

Waltham, Ma. 02454-9161

(781) 894-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 37946R109

1	Name of Reporting Person Montello Oil Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New Jersey, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,348,078 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 2,348,078 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,348,078 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.9% of Common Units

14	Type of Reporting Person CO

SCHEDULE 13 D

CUSIP No. 37946R109

1	Name of Reporting Person Global Petroleum Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,725,463 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 1,725,463 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,463 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.1% of Common Units

14	Type of Reporting Person CO

SCHEDULE 13 D

CUSIP No. 37946R109

1	Name of Reporting Person The Estate of Alfred A. Slifka

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below) (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 0 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Units (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0% of Common Units

14	Type of Reporting Person OO (3)

(1) The securities beneficially owned by the Reporting Person were acquired as a result of the death of Alfred A. Slifka on March 9, 2014.  The securities were acquired by the Estate by operation of law upon Alfred A. Slifka’s death. Therefore, this item is not applicable.

(2) Alfred A. Slifka’s estate plan closed effective February 28, 2017 and the aggregate amount beneficially owned by the Reporting Person has accordingly been transferred to the Alfred A. Slifka 1990 Trust Under Article II-A.

(3) The Reporting Person is an estate to which the securities reported herein passed upon the death of Alfred A. Slifka.

SCHEDULE 13 D

CUSIP No. 37946R109

1	Name of Reporting Person Alfred A. Slifka 1990 Trust Under Article II-A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below) (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,110 Common Units

	8	Shared Voting Power 4,665,666 Common Units

	9	Sole Dispositive Power 50,110 Common Units

	10	Shared Dispositive Power 4,665,666 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,715,776 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.9% of Common Units

14	Type of Reporting Person OO (2)

(1) The Reporting Person acquired voting and investment power with respect to the securities by will or the laws of descent and distribution.  Therefore, this item is not applicable.

(2) The Reporting Person is a trust to which the securities reported herein passed in connection with the closure of the Estate of Alfred A. Slifka effective February 28, 2017.

SCHEDULE 13 D

CUSIP No. 37946R109

1	Name of Reporting Person Richard Slifka

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 613,105 Common Units

	8	Shared Voting Power 4,948,158 Common Units

	9	Sole Dispositive Power 613,105 Common Units

	10	Shared Dispositive Power 4,948,158 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,561,263 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.4% of Common Units

14	Type of Reporting Person IN

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 2, 2015, and relates to the beneficial ownership by the Reporting Persons (as defined herein) of the common units representing limited partner interests (“Common Units”) of Global Partners LP, a Delaware limited partnership (the “Partnership” or the “Issuer”).

The purpose of this Amendment is to (i) replace the Estate of Alfred A. Slifka with the Alfred A. Slifka 1990 Trust Under Article II-A as a Reporting Person, and (ii) update the numbers of Common Units held by the Reporting Persons as a result of the transactions described herein.

Item 1.                                 Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the Common Units of the Partnership.  The Partnership has its principal executive offices at 800 South Street, Suite 500, Waltham, Massachusetts 02453.

Item 2.                                 Identity and Background

(a)                                 (1)                                 Montello Oil Corporation (“Montello”) is a New Jersey corporation.

(2)                                 Global Petroleum Corp. (“GPC”) is a Massachusetts corporation.

(3)                                 The Alfred A. Slifka 1990 Trust Under Article II-A (the “Trust”).

(4)                                 Richard Slifka (together with Montello, GPC and the Trust, the “Reporting Persons”)

(b)                                 The principal business address of Montello, GPC and Richard Slifka is 800 South Street, Suite 500, Waltham, MA 02453.  The principal business address of the Trust is C/O Thomas P. Jalkut, Partner, Nutter McClennen & Fish LLP, 155 Seaport Boulevard, Boston, MA 02110.

(c)                                  Alfred A. Slifka was the Chairman of the board of directors (the “Board”) of Global GP LLC (the “General Partner”), the general partner of the Partnership, until his death on March 9, 2014.  Richard Slifka succeeded Alfred A. Slifka as the Chairman of the Board.

(d)                                 During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any of the Reporting Persons as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)                                   Richard Slifka is a citizen of the United States of America.  The late Alfred A. Slifka was a citizen of the United States of America.

Item 3.                                 Source and Amount of Funds or Other Consideration

In connection with the Issuer’s initial public offering (“IPO”) on September 29, 2005, the Issuer issued the following securities to the following parties pursuant to a Contribution, Conveyance and Assumption Agreement:  (i) the General Partner received 226,736 Common Units and 1,723,196 subordinated units (“Subordinated Units”) representing limited partner interests in the Issuer; (ii) Montello received 308,552 Common Units and 2,344,992 Subordinated Units ; (iii) Larea Holdings II LLC (“Larea II”) received 37,121 Common Units and 282,121 Subordinated Units ; (iv) Chelsea Terminal Limited Partnership (“Chelsea”) received 94,659 Common Units and 719,409 Subordinated Units; and (v) Sandwich Terminal, L.L.C. (“Sandwich”) received 1,114 Common Units and 8,464 Subordinated Units.  On October 4, 2005, in connection with the IPO, the net proceeds from the exercise of the underwriters’ option to purchase additional Common Units were used to redeem (a) 224,469 Common Units from GPC, (b) 305,466 Common Units from Montello, (c) 1,103 Common Units from Sandwich and (d) 93,712 Common Units from Chelsea.  On October 29, 2005, the late Alfred A. Slifka purchased 100 Common Units.

On February 16, 2011, the Subordinated Units converted into Common Units on a one-for-one basis upon the satisfaction of certain operational and financial tests set forth in the Issuer’s Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”).

On March 1, 2012, the Issuer issued 5,850,000 Common Units to AE Holdings Corp. (“AEHC”) (the “AEHC Units”) as partial consideration for AEHC’s 100% membership interest in Alliance Energy LLC.

On March 9, 2014, Alfred A. Slifka died. The Common Units beneficially owned by Alfred A. Slifka were acquired by the Estate of Alfred A. Slifka (the “Estate”) by operation of law upon Alfred A. Slifka’s death.  Effective February 28, 2017, Alfred A. Slifka’s estate plan closed and the Common Units beneficially owned by the Estate were acquired by the Trust by will or the laws of descent and distribution.

AEHC distributed all of the AEHC Units to its stockholders (the “AEHC Stockholders”) pursuant to a plan of complete liquidation and dissolution (the “AEHC Liquidation”) of AEHC dated March 23, 2015, which was entered into by the directors and stockholders of AEHC.  No consideration was paid by the AEHC Stockholders in connection with the AEHC Liquidation.

As a result of the AEHC Liquidation, the Estate and Richard Slifka each received a distribution of 975,000 Common Units.  Upon the AEHC Liquidation, AEHC ceased to hold any Common Units, and accordingly, the Estate and Richard Slifka are no longer deemed to have indirect ownership of any of the Common Units that were distributed to the other AEHC Stockholders in the transaction.

On March 27, 2014, pursuant to an underwriting agreement dated March 23, 2015 made by and among the Partnership, Global Operating LLC, a Delaware limited liability company, the General Partner, Barclays Capital Inc. and the AEHC Stockholders (the “Underwriting Agreement”), the AEHC Stockholders offered and sold, in an underwritten public offering (the “2015 Secondary Offering”), an aggregate of 1,956,234 of the AEHC Units that they received in the AEHC Liquidation.  The Estate and Richard Slifka sold 95,627 and 361,895 Common Units, respectively, in the 2015 Secondary Offering.  The AEHC Stockholders received $35.75 per Common Unit sold in the 2015 Secondary Offering.

On December 24, 2015, the 879,373 Common Units held by the Estate as a result of the AEHC liquidation and dissolution were sold to Gilda Slifka, who subsequently contributed these units to the Gilda Slifka 2015 Grandchildren’s Trust.  Neither Gilda Slifka nor the Gilda Slifka 2015 Grandchildren’s Trust are reporting persons.

From time to time, the General Partner repurchases Common Units on the open market for the purpose of meeting its anticipated obligations to deliver Common Units under the Long Term Incentive Plan (“LTIP”) and meeting the General Partner’s obligations under existing employment agreements and other employment related obligations of the General Partner.  The General Partner is currently authorized to acquire up to 1,242,427 of its common units in the aggregate over an extended period of time.  Common units of the Partnership may be repurchased from time to time in open market transactions, including block purchases, or in privately negotiated transactions. Such authorized unit repurchases may be modified, suspended or terminated at any time, and are subject to price, economic and market conditions, applicable legal requirements and available liquidity.

Item 4.                                 Purpose of Transaction

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on each of their respective businesses, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

(a)                                 Pursuant to Alfred A. Slifka’s estate plan, all Common Units and all interests in the General Partner, GPC, Montello, Chelsea and Sandwich that were owned by the Estate have been distributed to the Trust effective February 28, 2017, the beneficiaries of which are members of Mr. Slifka’s family.

(b)                                 None.

(c)                                  None.

(d)                                 None.

(e)                                  The Trust and Richard Slifka, as the direct and indirect owners of the General Partner, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Trust and Richard

Slifka, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.

(f)                                   None.

(g)                                  The Trust and Richard Slifka, as the direct and indirect owners of the General Partner, may cause changes to the Issuer’s Certificate of Limited Partnership and Partnership Agreement.  The Trust and Richard Slifka, however, have no current intention of changing the Issuer’s Certificate of Limited Partnership, Partnership Agreement or any other instrument relating thereto to impede the acquisition of control of the Issuer by any person.

(h)                                 None.

(i)                                     None.

(j)                                    Except as described in this Item 4, none of the Reporting Persons have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Trust and Richard Slifka may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to them.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their respective holdings of securities of the Issuer or to change their intentions with respect to any or all of the matters referred to in this Item 4.

Item 5.                                 Interest in Securities of the Issuer

(a)                                 (1)                                 The Trust is the record owner of 50,110 Common Units as of March 10, 2017.  Based on there being 33,995,563 Common Units outstanding as of March 10, 2017, these Common Units represent 0.15% of the outstanding Common Units as of the date of this Schedule 13D.

(2)                                 Richard Slifka is the record owner of 613,105 Common Units as of March 10, 2017.  Based on there being 33,995,563 Common Units outstanding as of March 10, 2017, these Common Units represent 1.80% of the outstanding Common Units as of the date of this Schedule 13D.

(3)                                 Chelsea is the record and beneficial owner of 120,356 Common Units as of March 10, 2017, which represented 0.4% of the outstanding Common Units as of the date of this Schedule 13D.  Chelsea Terminal Corp. is the general partner of Chelsea. The Trust and Richard Slifka are equal owners of Chelsea Terminal Corp. and each owns a 50% limited partner interest in

Chelsea. The Trust and Richard Slifka share voting and investment power with respect to and, therefore, may be deemed to beneficially own, the Common Units owned by Chelsea.

(4)                                 Sandwich is the record and beneficial owner of 8,475 Common Units as of March 10, 2017, which represented 0.0% of the outstanding Common Units as of the date of this Schedule 13D.  The Trust and Richard Slifka are equal owners of Sandwich and share voting and investment power with respect to and, therefore, may be deemed to beneficially own, the Common Units owned by Sandwich.

(5)                                 Larea II is the record and beneficial owner of 282,492 Common Units as of March 10, 2017, which represented 0.08% of the outstanding Common Units as of the date of this Schedule 13D.  Richard Slifka is the trustee of a voting trust with sole voting and investment power with respect to the units owned by Larea II.  Richard Slifka may, therefore, be deemed to beneficially own the Common Units held by Larea II.

(6)                                 Montello is the record and beneficial owner of 2,348,078 Common Units as of March 10, 2017, which represented 6.9% of the outstanding Common Units as of the date of this Schedule 13D.  The Trust, Richard Slifka and Eric Slifka share voting and investment power with respect to and, therefore, may be deemed to beneficially own, the Common Units owned by Montello.

(7)                                 GPC is the record and beneficial owner of 1,725,463 Common Units as of March 10, 2017, which represented 5.1% of the outstanding Common Units as of the date of this Schedule 13D.  The Trust and Richard Slifka share voting and investment power with respect to, and therefore may be deemed to beneficially own, the units owned by GPC.

(8)                                 The General Partner is the record and beneficial owner of 463,294 Common Units as of March 10, 2017, which represents 1.4% of the outstanding Common Units as of the date of this Schedule 13D.  The Trust and Richard Slifka control Global GP LLC, and thus may be deemed to beneficially own, the units owned by Global GP LLC.

(b)                                 The information set forth in Items 7 through 11 of the cover pages and the information set forth in Item 2 hereto is incorporated herein by reference.  Chelsea is a Massachusetts limited partnership, Sandwich is a Massachusetts limited liability company, and each of the General Partner and Larea II is a Delaware limited liability company.  The principal business and office address of each of Chelsea, Sandwich, the General Partner and Larea II is 800 South Street, Suite 500, Waltham, MA 02453.  During the past five years, none of Chelsea, Sandwich, the General Partner or Larea II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, none of Chelsea, Sandwich, the General Partner or Larea II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(c)                                  Effective February 28, 2017, Alfred A. Slifka’s estate plan closed and the Common Units beneficially owned by the Estate were acquired by the Trust by will or the laws of descent and distribution.

Except as described in this Schedule 13D, none of the Reporting Persons, Chelsea, Sandwich, the General Partner nor Larea II has effected any transactions in the Common Units during the past 60 days.

(d)                                 Not applicable.

(e)                                  The Estate is no longer subject to 13(d).

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3, Item 4 and Item 5 is hereby incorporated by reference herein.  The late Alfred A. Slifka was Richard Slifka’s brother.

Subject to certain limitations, the Partnership Agreement provides that the Partnership will, upon the request of the General Partner or any of its affiliates (including the Reporting Persons) (each, a “Holder”) file up to three registration statements to register the securities held by such Holder.  Additionally, if the Partnership proposes to file a registration statement for an offering of equity securities for cash, the Partnership must use reasonable efforts to include a requesting Holder’s securities in such registration statement.

The Partnership and AEHC have entered into a Registration Rights Agreement dated March 1, 2012, under which the Partnership agreed, upon the request of AEHC or another affiliate of the General Partner, to file up to two additional registration statements to register the securities held by a Holder.  All Common Units previously held in the name of AEHC are registered under the Partnership’s registration statement on Form S-3 (File No. 333-181211), which was declared effective by the SEC on May 31, 2012.

Item 7.  Material to Be Filed as Exhibits

Exhibit A                                             Third Amended and Restated Agreement of Limited Partnership of Global Partners LP, dated as of December 9, 2009 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on December 15, 2009).

Exhibit B                                             Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      March 10, 2017

MONTELLO OIL CORPORATION

/s/ Edward J. Faneuil
Name: Edward J. Faneuil
Title: Executive Vice President

GLOBAL PETROLEUM CORP.

/s/ Edward J. Faneuil
Name: Edward J. Faneuil
Title: Executive Vice President

ALFRED A. SLIFKA 1990 Trust Under Article II-A

/s/ Edward J. Faneuil
Name: Edward J. Faneuil
Title: Attorney-in-Fact

/s/ Richard Slifka
Name: Richard Slifka

EXHIBIT INDEX

Exhibit A                                             Third Amended and Restated Agreement of Limited Partnership of Global Partners LP, dated as of December 9, 2009 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on December 15, 2009).

Exhibit B                                             Joint Filing Agreement.

Exhibit C

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Global Partners LP.

Date: March 10, 2017

MONTELLO OIL CORPORATION

/s/ Edward J. Faneuil
Name: Edward J. Faneuil
Title: Executive Vice President

GLOBAL PETROLEUM CORP.

/s/ Edward J. Faneuil
Name: Edward J. Faneuil
Title: Executive Vice President

ALFRED A. SLIFKA 1990 Trust Under Article II-A

/s/ Edward J. Faneuil
Name: Edward J. Faneuil
Title: Attorney-in-Fact

/s/ Richard Slifka
Name: Richard Slifka